

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

February 2, 2011

Alceu Duilio Calciolari
Chief Financial and Investor Relations Officer
Gafisa S.A.
Av. Nações Unidas No. 8,501; 19th Floor
05425-070 São Paulo, SP Brazil

> **Re: Gafisa, S.A.**
> **Form 20-F for the year ended December 31, 2009**
> **Filed March 10, 2010**
> **File No. 1-33356**

Dear Mr. Calciolari:

   We issued comments to you on the above captioned filings on November 23, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you will submit a supplemental response on EDGAR by February 15, 2011 addressing these outstanding comments.

   If you do not respond to the outstanding comments by February 15, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosures. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://sec.gov/news/press/2005-72.htm.

   If you have any questions regarding these comments, please direct them to Lisa Etheredge, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.

                              Sincerely,

                              Rufus Decker
                              Accounting Branch Chief

CC: Manuel Garciadiaz, Esq., Davis Polk & Wardwell LLP
       Via facsimile (212) 701-5428